NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Starbucks Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of March 7, 2022, email communication sent by Gianna McCarthy, Director of Corporate Governance, New York State Common Retirement Fund

THOMAS P. DiNAPOLI STATE COMPTROLLER	110 STATE STREET ALBANY, NEW YORK 12236

STATE OF NEW YORK

OFFICE OF THE STATE COMPTROLLER

March 7, 2022

Dear Fellow Starbucks Shareholder:

As Trustee of the New York State Common Retirement Fund, I urge you to vote FOR Proposal 5 on the Starbucks proxy or at the Annual Meeting of Shareholders on March 16, 2022. Proposal 5 requests an annual report regarding the prevention of discrimination and harassment in the workplace.

No one should be subjected to sexual harassment, racial discrimination or bias in the workplace. When companies turn a blind eye to abuse by their executives, managers, employees and customers, they perpetuate the harm and put shareholders’ investments at risk. The New York State Common Retirement Fund, of which I am Trustee, is a beneficial owner of approximately 2,535,782 Starbucks Corporation (Starbucks) shares with a market value of over $296 million as of December 31, 2021.

I am requesting the report outlined in Proposal 5 because workplace abuse, harassment, and discrimination can result in substantial costs to companies, including costs related to employee turnover, increased absenteeism and reduced productivity, as well as legal costs – all of which can impact shareholder’s investments in the company. It may also lead to difficulties in recruiting new employees, a true challenge in this current labor market.

Complaints, legal disputes, and high dollar settlements have consequences for investors. Indeed, there have been several high-profile scandals, including at Twentieth Century Fox, Wynn Resorts, Activision Blizzard and Tesla, that have brought to light how discrimination and harassment can injure not only the victimized employees, but also the companies and their shareholders’ investments. At Wynn and Twentieth Century Fox there were successful derivative suits brought based on the boards’ failures to exercise appropriate oversight.

Starbucks’ Global Human Rights Statement proclaims, “We adhere to ILO Core Labor Standards, including the rights to non-discrimination, equal pay for equal work, freedom of association, participation in collective bargaining and just and favorable conditions of work, such as ensuring the health and safety of our [employees].”

However, I am deeply concerned by multiple media reports and allegations by regulators that indicate Starbucks may have failed to protect employees from discrimination and harassment; this suggests the company is not aligned with its own stated policies. Particularly troubling are the Equal Employment Opportunity Commission’s allegations of racial bias in employee promotions at Starbucks — claims that were only recently resolved through an agreement between the Commission and the company. And Starbucks’ use of mandatory arbitration clauses, which deny employees access to the courts, further obfuscates investors’ assessments of workplace conditions.

As long-term investors, we believe that the ability to establish and maintain constructive relationships with workers is a hallmark of a company with a sound, sustainable and profitable long-term strategy. Conversely, working conditions where employees may face discrimination and harassment can pose financial, legal and reputational risks for companies.

It should be noted that Starbucks’ Compensation and Management Development Committee, the same committee that has oversight of its workforce issues, also has primary responsibility for designing the executive pay plan. Last year Starbucks had the dubious distinction of being one of only fifteen companies in the S&P 500 to have its Say on Pay vote rejected by shareholders.1 I have been and continue to monitor this committee and the entire board’s performance.

For all these reasons, Starbucks’ shareholders want increased transparency of the requested data, policies and practices so we can better evaluate whether:

•	there is alignment between Starbucks’ stated polices and actions;
•	the board is meeting its oversight obligations; and
•	the company is effectively working to prevent harassment and discrimination in the workplace.

Again, I urge Starbucks’ shareholders to vote FOR PROPOSAL 5, which would provide investors with key information about both the effectiveness and outcomes of our company’s efforts to prevent employee harassment and discrimination.

Sincerely,

Thomas P. DiNapoli
New York State Comptroller

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

1 https://www.cnbc.com/2021/03/18/starbucks-shareholders-vote-against-executive-pay-plan.html

2